[redacted]

04002540

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004

SEC FILE NUMBER
8- 46718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

143 Rowayton Avenue
(No. and Street)

Rowayton (City) CT (State) 06853 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Bartz (203)831-2970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dalessio Cascio & Company, LLC
(Name – *if individual, state last, first, middle name*)

14 Penn Plaza, Suite 2004, New York, NY 10122
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles Bartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPE, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member & Supervising Principal

Title

Leanne McFarland

Notary Public

My commission expires 8/31/2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CPE, LLC

Index to Report Pursuant to Rule 17a-5

DALESSIO, CASCIO & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA, SUITE 2004
NEW YORK, N.Y. 10122
(212) 244-1270
FAX: (212) 244-1743

Independent Auditor's Report

CPE, LLC
Rowayton, CT

We have audited the accompanying statement of financial condition of CPE, LLC as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This Statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of CPE, LLC as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained on page 7 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

Dalessio, Cascio & Company, LLC

New York, New York
February 24, 2004

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants

CPE, LLC

Statement of Financial Condition

December 31, 2003

ASSETS

CASH	$ 84,160
FEES RECEIVABLE	5,636,927
DUE FROM MEMBERS	819,359
TOTAL ASSETS	$ 6,540,446

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
COMMISSIONS PAYABLE	$ 1,111,560
TOTAL LIABILITIES	1,111,560
MEMBERS' EQUITY	5,428,886
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 6,540,446

See accompanying notes to statement of financial condition.

CPE, LLC

Notes to Statement of Financial Condition

1. ORGANIZATION AND BUSINESS

CPE, LLC ("CPE") is a limited liability company established in the State of Connecticut. CPE is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). CPE's business activities include raising capital from institutional investors for investment funds or advisors. CPE provides consulting and sales support services to Registered Investment Advisors.

In 2003, CPE formed CPE (UK) Limited ("CPE (UK)"), a private limited company incorporated under the laws of the United Kingdom with an office in London, England. CPE (UK) was formed to establish a European presence to further market the activities of CPE and is in the application process of becoming registered with the Financial Services Authority (the "FSA").

CPE does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. The estimates include assessing the collectibility of fee receivables and other assets. CPE bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Revenue Recognition

Fees are recognized when services are completed and the revenues are reasonably determinable, unless the service is rendered on a contingent fee basis in which case revenues are recognized upon satisfaction of the contingency.

Notes to Statement of Financial Condition, Continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Income Taxes

CPE is a Limited Liability Corporation for federal and state income tax reporting. Accordingly, the current taxable income of CPE is taxable to the members. The members are responsible for the payment of income taxes. CPE uses the cash method for income tax reporting and the accrual basis for financial reporting.

Cash Equivalents

CPE considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2003. As of December 31, 2003, CPE had cash balances at two major commercial banks.

3. FEES RECEIVABLE

Fees receivable are contractually due to be paid to CPE as follows:

2004	$ 3,259,042
2005	1,913,804
2006	464,081
	$ 5,636,927

CPE has complied with the provisions of the NASD's Notice to Members 84-48 with respect to concession receivables where a corresponding commission payable exists. Accordingly, as of December 31, 2003, $1,111,560 of fees receivable have been included in the computation of net capital.

CPE, LLC

Notes to Statement of Financial Condition, Continued

4. COMMISSIONS PAYABLE

CPE has commission arrangements with former members and outside consultants (the "Consultants"). The arrangements provide for payments to be made to the Consultants when and if CPE receives payment from the associated clients. As of December 31, 2003, commissions payable amounted to $1,111,560.

In accordance with the NASD's Notice to Members 84-48, the current portion of the commissions payable amounting to $809,184, was included in the calculation of aggregate indebtedness for purposes of computing minimum net capital plus and additional 1% of the remaining commissions payable.

Commissions payable are due to be paid, subject to collection by CPE of the related fee receivables, as follows:

2004	$ 809,184
2005	248,521
2006	53,855
	$ 1,111,560

5. RELATED PARTY TRANSACTIONS

CPE and the managing member, C.P. Eaton Associates, Inc ("CP"), have entered into a service agreement dated March 31, 2002, whereby CP shall provide CPE the use of office space, utilities, furnishings, office equipment, support staff and related benefits, accounting and financial management, legal fees, and insurance coverage. Direct expenses and a ratable allocation of indirect expenses related to these services are included in the amount charged to CPE by CP. At December 31, 2003, CPE has no liability to CP.

On October 15, 2003, CPE and CPE (UK) entered into an agreement for consultancy and marketing research services for CPE (UK) to conduct research to identify, maintain a database of, and refer potential UK and European investors to the customers of CPE. In accordance with the agreement, CPE (UK) shall receive compensation in an amount equal to the greater of 15% of all expenses of CPE (UK) incurred directly by it in the performance of the services, as defined, or 5% of the gross fees earned by CPE in respect of investors referred by CPE (UK).

As of December 31, 2003, CPE UK has not completed the registration process with the FSA and has not commenced operations.

6. NET CAPITAL REQUIREMENT

CPE is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires that CPE maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2003, CPE had net capital of $84,160 which exceeded the statutory requirements by $27,190. CPE's ratio of aggregate indebtedness to net capital was 9.61 to 1 at December 31, 2003.

7. CONCENTRATION

Three customers accounted for 72%, 10%, and 10%, for an aggregate of approximately 92%, of fee receivables at December 31, 2003.

8. SUBSEQUENT EVENTS

In January and February 2004, CPE made distributions and other payments to members of approximately $25,000 and $70,000, respectively.

CPE, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Computation of Net Capital:		
Members' equity	$	5,428,886
Deductions and/or Charges:		
Nonallowable assets:		
Fees receivable, net of allowable portion of $1,111,560		4,525,367
Due from members		819,359
Net Capital	$	84,160
Minimum Net Capital Requirement:		
6 2/3% of aggregate indebtedness of $809,184	$	53,946
One percent of commissions payable due after current year (one percent of $302,376)		3,024
Required Net Capital	$	56,970
Excess Net Capital	$	27,190
AGGREGATE INDEBTEDNESS:		
Commission payable - current	$	809,184
Total aggregate indebtedness	$	809,184
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		9.61 to 1

STATEMENT PURSUANT TO SEC RULE A7A-5(D) (4):

There are no material differences between the amounts reported in this computation of net capital and the corresponding amounts reported in CPE's unaudited Form X-17A-5 Part IIA FOCUS filing as of December 31, 2003.

DALESSIO, CASCIO & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA, SUITE 2004
NEW YORK, N.Y. 10122
(212) 244-1270
FAX: (212) 244-1743

Report of Independent Auditors on Internal Control Structure Required by SEC Rule 17a-5

CPE, LLC
Rowayton, CT

In planning and performing our audit of the financial statements and supplemental schedules of CPE, LLC ("CPE") for the year ended December 31, 2003, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by CPE (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by CPE: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because CPE does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of CPE, LLC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which CPE has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that CPE's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of CPE to achieve all the divisions of the duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and should not be used for any other purpose.

Dalessio, Cascio & Company, LLC

New York, New York
February 24, 2004

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants